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Exhibit 10.6

FIRST COMMUNITY BANK, N.A.

EMPLOYMENT, CONSULTING, AND NONCOMPETE AGREEMENT

        This EMPLOYMENT, CONSULTING, AND NONCOMPETE AGREEMENT (this "Agreement") is made by and between First Community Bank, N.A. (the "Bank"), a wholly owned subsidiary of First Community Corporation, a South Carolina corporation (the "Company"), Newberry Federal Savings Bank ("Newberry Federal"), DutchFork Bancshares, Inc. ("DFBS"), and Steve P. Sligh, an individual resident of South Carolina (the "Executive"), as of this 12th day of April, 2004.

        WHEREAS, the Executive is employed by DFBS and possesses intimate knowledge of the business and affairs of DFBS and its wholly-owned subsidiary, Newberry Federal, and has acquired certain confidential information and data with respect to DFBS and Newberry Federal;

        WHEREAS, pursuant to the agreement and plan of merger dated as of April 12, 2004 by among the Company and DFBS (the "Merger Agreement"), DFBS will merge with and into the Company (the "Merger");

        WHEREAS, the Executive is currently a party to employment agreements with DFBS and Newberry Federal; and

        WHEREAS, the Executive is willing to terminate his interests and rights under the employment agreements with DFBS and Newberry Federal in consideration for entering into an employment agreement with the Bank;

        WHEREAS, the Bank desires to secure the continued services of the Executive in accordance herewith, effective upon the date of the consummation of the Merger pursuant to the Merger Agreement (the "Merger Effective Date");

        WHEREAS, the obligations of each party to effect the Merger is subject to the execution of this Agreement;

        WHEREAS, the Executive is willing to serve in the employ of the Bank on a full-time basis and as a consultant on a part-time basis for the periods provided in this Agreement;

        In consideration of the foregoing, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that on the Merger Effective Date:

          1.    Employment Services.    The Bank shall employ the Executive, and the Executive shall serve the Bank, as Executive Vice President upon the terms and conditions set forth herein. The Executive shall have such authority and responsibilities as are consistent with his position and which may be set forth in this Agreement or assigned by the Board of Directors of the Bank from time to time (the "Employment Services"). The Executive shall devote his full business time, attention, skill and efforts to the performance of his duties hereunder, except during periods of illness or periods of vacation and leaves of absence consistent with the Bank's policy. The Executive may devote reasonable periods of time to perform charitable and other community activities and to manage his personal investments; provided, however, that such activities will not materially interfere with the performance of his duties hereunder and will not be in conflict or competitive with, or adverse to, the interests of the Bank. Under no circumstances will the Executive work for any competitor or have any financial interest in any competitor of the Bank; provided, however, that the Executive may invest in up to 1% of the publicly-traded stock or securities of any company whose stock or securities are traded on a national exchange.

          2.    Employment Term.    Unless earlier terminated as provided herein, the Employment Services under this Agreement shall commence on the Merger Effective Date and be for a term of three years (the "Employment Term"). Absent written agreement by both the Bank and the Executive, the provision of Employment Services shall not be extended beyond the Employment

  Term. The covenants in Sections 7 though 11 shall survive expiration or termination of this Agreement.

          3.    Consulting Services.    Upon the later to occur of the expiration of the Employment Term or the termination of Employment Services during the Employment Term for reasons other than death, Cause, or violations of Sections 8 through 11 of this Agreement (the "Restrictive Covenants"), the Executive shall provide consulting services to the Bank and the Company in accordance with the terms of this Agreement for a period of two years (the "Consulting Period"). During the Consulting Period, the Executive shall be an independent contractor of the Bank and shall not be an employee of the Bank. Executive agrees to spend at least 10 hours a month providing consulting services under this Agreement.

          4.    Additional Consideration for the Restrictive Covenants.    Upon the expiration of the Consulting Period, the Bank agrees to pay to the Executive for complying with the Restrictive Covenants the sum of $150,000 per year for three years payable on a monthly basis in accordance with the Bank's standard payroll practices. The Executive acknowledges and agrees that valid consideration has been given to him in return for the promises and covenants set forth herein. These payments shall not be due following termination of this Agreement for reasons of death, Cause, or any violation of the Restrictive Covenants.

          5.    Compensation and Benefits.

            a.     Immediately prior to the Merger Effective Date, Newberry Federal shall pay the Executive, in a single lump sum, (i) an amount equal to the lesser of $749,862.81, or (ii) 2.99 times the Executive's "base amount," as such term is defined for purposes of Section 280G of the Internal Revenue Code of 1986, as amended, in consideration for the termination of all of his rights and interests under the employment agreements entered into by and between the Executive, Newberry Federal and DFBS on June 29, 2000, and as amended effective as of June 26, 2003.

            b.     During the Employment Term, the Bank shall pay the Executive a salary at a rate of $175,000 per annum in accordance with the Bank's standard payroll practices. The Bank shall have the right to increase this salary from time to time in accordance with the salary payment practices of the Bank. The Board of Directors shall review the Executive's salary at least annually and may increase the Executive's base salary if it determines in its sole discretion that an increase is appropriate.

            c.     During the Employment Term, the Executive shall participate in any executive bonus program, retirement, welfare, deferred compensation, life and health insurance, and other benefit plans or programs of the Bank now or hereafter applicable to the Executive or applicable generally to employees of the Bank, as determined by the Board of Directors. During the term of this Agreement and afterwards (regardless of the Executive's employment status with the Bank), the Bank will continue to provide, or will reimburse the Executive the cost of obtaining, medical coverage substantially equivalent to that provided to the Executive as of the Effective Date, at a premium cost not to exceed the typical cost of coverage for employees of the Bank, until age 65. During the Employment Term and during the Consulting Term, the Executive shall continue to earn credit for vesting purposes under the salary continuation agreement entered into by and between the Executive and Newberry Federal effective November 1, 2002. The Executive shall become fully vested in his interest under the salary continuation agreement immediately upon the termination of the Consulting Period for any reason other than for Cause.

            d.     During the Employment Term, the Bank shall reimburse the Executive for reasonable travel and other expenses related to the Executive's duties which are incurred and accounted for in accordance with the Bank's standard business practices.

            e.     During the Consulting Period, the Bank shall pay the Executive an annual consulting fee of $172,500 on a monthly basis in accordance with the Bank's standard payroll practices.

            f.      During the term of this Agreement, the Bank shall procure and maintain a life insurance policy on the Executive with death benefits payable to the Bank in an amount that approximates the total payments due to the Executive during the Consulting Period and the Restricted Period if the Consulting Services were performed and the Restrictive Covenants were honored in their entirety; provided, however, that the Bank is only obligated to obtain such life insurance policy if the premiums do not exceed $3,000 per year. The Bank's obligation to maintain the insurance policy expires upon the termination of this Agreement for Cause or violations of the Restrictive Covenants.

            g.     Automobile, Cellular Phone and Club Dues. The Bank shall continue to provide the Executive with, and the Executive shall have the primary use of, the automobile leased by Newberry Federal as of the date hereof and, during the term of such lease, the Bank shall pay (or reimburse the Executive) for all expenses of insurance, registration, operation and maintenance of the automobile. Upon the expiration of the lease, the Bank shall obtain and transfer title of the automobile to the Executive and will reimburse for mileage driven for business purposes. The Executive shall comply with reasonable reporting and expense limitations on the use of such automobile, as the Bank may establish from time to time, and the Bank shall annually include on the Executive's Form W-2 any amount attributable to the Executive's personal use of such automobile. The Bank shall also provide the Executive with a cellular phone and shall pay (or reimburse the Executive) for all reasonable expenses related to the business use of such phone. In addition, the Bank shall pay or reimburse the Executive for any cost sufficient to maintain his membership at the Newberry Country Club.

          6.    Termination.

            a.     This Agreement may be terminated prior to the end of the Employment Term, the Consulting Period, or the Restricted Period only as follows:

      (i)
      upon the death of the Executive;

      (ii)
      with respect to the Employment Term only, upon the disability of the Executive for a period of 90 days which, in the opinion of the Board of Directors, renders him unable to perform the essential functions of his job and for which reasonable accommodation is unavailable. For purposes of this Agreement, a "disability" is defined as a physical or mental impairment that substantially limits one or more major life activities, and a "reasonable accommodation" is one that does not impose an undue hardship on the Bank;

      (iii)
      upon the determination of Cause for termination, in which event this Agreement may be terminated by written notice at the election of the Bank. For purposes of this Agreement, "Cause" shall consist of any of (A) the commission by the Executive of a willful act (including, without limitation, a dishonest or fraudulent act) or a grossly negligent act, or the willful or grossly negligent omission to act by the Executive, which is intended to cause, causes, or is reasonably likely to cause material harm to the Bank (including harm to its business reputation); (B) the indictment of the Executive for the commission or perpetration by the Executive of any felony or any crime involving dishonesty, moral turpitude or fraud; (C) the material breach by the Executive of this Agreement that, if susceptible of cure, remains uncured ten days following written notice to the Executive of such breach; (D) the exhibition by the Executive of a standard of behavior within the scope of his services hereunder that is materially disruptive to the orderly conduct of the Bank's business operations (including, without limitation, substance abuse or sexual misconduct) to a level which, in the Board of Directors' good faith and reasonable judgment, is materially detrimental to the Bank's best interest, that, if susceptible of cure, remains uncured ten days following written notice to the Executive of such specific inappropriate behavior; (E) the receipt of any form of notice, written or otherwise, that any regulatory agency having jurisdiction over the Bank intends to institute any form of formal or informal (e.g., a memorandum of understanding which relates to the Executive's performance) regulatory action against the Executive or the Bank if the Board of Directors determines that the subject matter of such action involves acts or omissions by or under the supervision of the Executive or that termination of the Executive would advance the Bank's compliance with the purpose of the action or would assist the Bank in avoiding or reducing the restrictions or adverse effects to the Bank related to the regulatory action; or (F) the failure of the Executive to render the services hereunder in accordance with an appropriate performance standard determined in the sole discretion of the Board of Directors;

      (iv)
      by written notice by the Executive or, with respect to the Employment Term only, by written notice by the Bank (termination "Without Cause").

            b.     If the Agreement is terminated because of the Executive's death, the Executive's estate shall receive any sums due him as base pay and/or reimbursement of expenses through the end of the month during which death occurred. In addition, upon receipt of the insurance proceeds under the policy set forth in Section 5(f), the Executive's estate shall be entitled to receive an amount equal to the lesser of the total amount of benefits actually paid under the insurance policy set forth in Section 5(f) and the total payments remaining due to the Executive during the Consulting Period and the Restricted Period if the Consulting Services were performed and the Restrictive Covenants were honored in their entirety. The Bank is entitled to any remaining proceeds under the insurance policy.

            c.     During the period of any incapacity leading up to the termination of this Agreement as it relates to the Employment Term as a result of disability, the Bank shall continue to pay the Executive his full base salary at the rate then in effect and all perquisites and other benefits (other than any bonus) until the Executive becomes eligible for benefits under any long-term disability plan or insurance program applicable to the Executive (regardless of whether the policy is maintained by the Bank), provided that the amount of any such payments to the Executive shall be reduced by the sum of the amounts, if any, payable to the Executive for the same period under such disability benefit or pension plan. The Executive acknowledges that the Bank has made available the opportunity for the Executive to obtain the Executive's own coverage under a long-term disability plan or insurance program but that the Bank currently does not maintain such a policy on behalf of the Executive.

            d.     If this Agreement is terminated for Cause as provided above or for violations of the Restrictive Covenants, the Executive shall receive any sums due him as base pay and/or reimbursement of expenses through the date of such termination.

            e.     If this Agreement is terminated by the Bank Without Cause, the Bank shall pay to the Executive severance compensation in an amount equal to 100% of his then-current monthly base pay each month for the remainder of the Employment Term, Consulting Period, and Restricted Period. The sum of these amounts shall be paid to the Executive in a single lump sum payment no later than the effective date of the termination of his employment. The

    Executive may voluntarily terminate his employment with the Bank during the Employment Term at any time. Effective immediately upon the Executive's voluntary termination of his employment under this Agreement during the Employment Term, the Consulting Period shall begin and the Executive and/or his estate shall remain entitled to all payments pursuant to Sections 4, 5(e), 5(f), 6(b) and 6(e) of this agreement.

            f.      With the exceptions of the provisions of this Section 6 and the express terms of any benefit plan under which the Executive is a participant, upon termination of this Agreement, the Bank shall have no obligation to the Executive for, and the Executive waives and relinquishes, any further compensation or benefits (exclusive of COBRA benefits). At the time of termination, the Executive shall enter into a form of release acknowledging such remaining obligations and discharging the Bank, as well as the Bank's officers, directors and employees with respect to their actions for or on behalf of the Bank, from any other claims or obligations arising out of or in connection with this Agreement, including the circumstances of such termination.

            g.     In the event that this Agreement is terminated for any reason and the Executive serves as a director of the Company, the Bank, or any other subsidiary of the Company, the Executive shall (and does hereby) tender his resignation from such positions effective as of the date of termination.

            h.     Notwithstanding anything to the contrary herein, if the Executive is suspended or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under section 8(e)(3) or (g)(1) of Federal Deposit Insurance Act (12 U.S.C. 1818 (e)(3) and (g)(1)), the Bank's obligations under this Agreement shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank may in its discretion (i) pay the Executive all or part of the compensation withheld while the obligations under this Agreement were suspended and (ii) reinstate (in whole or in part) any of such obligations which were suspended.

            i.      Notwithstanding anything to the contrary herein, if the Executive is removed or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under section 8 (e)(4) or (g)(1) of the Federal Deposit Insurance Act (12 U.S.C. 1818 (e)(4) or (g)(1)), all obligations of the Executive under this Agreement shall terminate as of the effective date of the order, but any vested rights of the parties hereto shall not be affected.

            j.      Notwithstanding anything to the contrary herein, if the Bank is in default (as defined in section 3(x)(1) of the Federal Deposit Insurance Act (12 U.S.C. 1813(x)), all obligations under this Agreement shall terminate as of the date of default, but this paragraph (4)(m) shall not affect any vested rights of the parties hereto.

            k.     Any payments made to the Executive pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with 12 U.S.C. Section 1828(k) and any regulations promulgated thereunder.

          7.    Ownership of Work Product.    The Bank shall own all Work Product arising during the course of this Agreement (prior, present or future). For purposes hereof, "Work Product" shall mean all intellectual property rights, including all Trade Secrets, U.S. and international copyrights, patentable inventions, and other intellectual property rights, in any programming, documentation, technology, work of authorship or other work product that relates to the Bank, its business or its customers and that Executive conceives, develops, or delivers to the Bank or that otherwise arises out of the services provided by the Executive to the Bank hereunder, at any time during his employment, during or outside normal working hours, in or away from the facilities of the Bank, and whether or not requested by the Bank. If the Work Product contains any materials, programming or intellectual property rights that the Executive conceived or developed prior to, and independent of, the Executive's work for the Bank, the Executive agrees to identify the pre-existing items to the Bank, and the Executive grants the Bank a worldwide, unrestricted, royalty-free right, including the right to sublicense such items. The Executive agrees to take such actions and execute such further acknowledgments and assignments as the Bank may reasonably request to give effect to this provision.

          8.    Protection of Trade Secrets.    The Executive agrees to maintain in strict confidence and, except as necessary to perform his duties for the Bank, the Executive agrees not to use or disclose any Trade Secrets of the Bank or the Company during or after this Agreement. For the purposes hereof, "Trade Secret" means information, including, without limitation, technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a process, a drawing, financial data, financial plans, product plans, information on customers or a list of actual or potential customers or suppliers, which: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

          9.    Protection of Other Confidential Information.    In addition, the Executive agrees to maintain in strict confidence and, except as necessary to perform his duties for the Bank, not to use or disclose any Confidential Business Information of the Bank or the Company during the Employment Term, the Consulting Period, and for a period of 36 months thereafter (the "Restricted Period"). "Confidential Business Information" shall mean any internal, non-public information (other than Trade Secrets already addressed above) concerning the Bank's or the Company's financial position and results of operations (including revenues, assets, net income, etc.); annual and long-range business plans; product or service plans; marketing plans and methods; training, educational and administrative manuals; customer and supplier information and purchase histories; and employee lists. The provisions of Sections 8 and 9 above shall also apply to protect Trade Secrets and Confidential Business Information of third parties provided to the Bank under an obligation of secrecy.

          10.    Return of Materials.    The Executive shall surrender to the Bank, promptly upon its request and in any event upon termination this Agreement, all media, documents, notebooks, computer programs, handbooks, data files, models, samples, price lists, drawings, customer lists, prospect data, or other material of any nature whatsoever (in tangible or electronic form) in the Executive's possession or control, including all copies thereof, relating to the Bank, its business, or its customers. Upon the request of the Bank, Executive shall certify in writing compliance with the foregoing requirement.

          11.    Restrictive Covenants.

            a.     No Solicitation of Customers.    During the Restricted Period, the Executive shall not (except on behalf of or with the prior written consent of the Bank), either directly or indirectly, on the Executive's own behalf or in the service or on behalf of others, solicit or attempt to solicit Customers to induce or encourage them to acquire or obtain from anyone other than the Bank or its subsidiaries any product or service competitive with or substitute for any of the Bank's Products. For purposes of this Section, "Customer" refers to any person or group of persons with whom the Executive had direct material contact with regard to the selling, delivery, or support of the Bank's Products, including servicing such person's or group's account. The "Bank's Products" refers to the products and services that the Bank or any of its subsidiaries or affiliates offered or sold within six months of the solicitation date.

            b.     No Recruitment of Personnel.    During the Restricted Period, the Executive shall not, either directly or indirectly, on the Executive's own behalf or in the service or on behalf of others, solicit or induce any employee of or consultant to the Bank or any of its subsidiaries or affiliates to leave his or her position with the Bank (or the subsidiary or affiliate), or recruit or attempt to recruit such persons to accept employment or any other position with another business.

            c.     Non-Competition Agreement.    During the Restricted Period, the Executive shall not (without the prior written consent of the Bank) compete with the Bank or any of its affiliates by, directly or indirectly, forming, serving as an organizer, director or officer of, or consultant to, or acquiring or maintaining more than a 1% passive investment in, a depository financial institution or holding company therefor if such depository institution or holding company has one or more offices or branches located within a radius of 30 miles from (i) the main office of the Bank or (ii) any branch office of the Bank.

            d.     Independent Provisions.    The provisions in each of the above Sections 11(a), 11(b), and 11(c) are independent, and the unenforceability of any one provision shall not affect the enforceability of any other provision.

          12.    Successors; Binding Agreement.    This Agreement shall be binding upon and shall inure to the benefit of the Bank and its successors and assigns. Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Executive, his beneficiaries or legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal personal representative.

          13.    Notice.    For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by certified mail, return receipt requested, postage prepaid, addressed to the respective addresses last given by each party to the other; provided, however, that all notices to the Bank shall be directed to the attention of the Bank with a copy to the Secretary of the Bank. All notices and communications shall be deemed to have been received on the date of delivery thereof.

          14.    Governing Law.    This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of South Carolina without giving effect to the conflict of laws principles thereof. Any action brought by any party to this Agreement shall be brought and maintained in a court of competent jurisdiction in State of South Carolina.

          15.    Non-Waiver.    Failure of the Bank to enforce any of the provisions of this Agreement or any rights with respect thereto shall in no way be considered to be a waiver of such provisions or rights, or in any way affect the validity of this Agreement.

          16.    Enforcement.    The Executive agrees that in the event of any breach or threatened breach by the Executive of any covenant contained in Sections 7 through 11 hereof, the resulting injuries to the Bank would be difficult or impossible to estimate accurately, even though irreparable injury or damages would certainly result. Accordingly, an award of legal damages, if without other relief, would be inadequate to protect the Bank. The Executive, therefore, agrees that in the event of any such breach, the Bank shall be entitled to obtain from a court of competent jurisdiction an injunction to restrain the breach or anticipated breach of any such covenant, and to obtain any other available legal, equitable, statutory, or contractual relief. Should the Bank have cause to seek such relief, no bond shall be required from the Bank, and the Executive shall pay all attorney's fees and court costs which the Bank may incur to the extent the Bank prevails in its enforcement action.

          17.    Saving Clause.    To the extent that any provision or language of this Agreement is deemed unenforceable, by virtue of the scope of the business activity prohibited, the geographical restriction of the prohibition or the length of time the activity is prohibited, the Executive and the Bank agree that this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of the State of South Carolina.

          18.    Reasonable Restraint.    It is agreed by the parties that the foregoing covenants in this Agreement are necessary for the legitimate business interests of the Bank and impose a reasonable restraint on the Executive in light of the activities and business of the Bank on the date of the execution of this Agreement.

          19.    Entire Agreement.    This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, if any, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof. In the event that the closing date of the Merger does not occur for any reason, this Agreement shall be deemed null and void ab initio and of no force and effect, and the employment agreements by and among the Executive, Newberry Federal and DFBS dated as of June 29, 2000, and as amended as of June 26, 2003, shall be reinstated effective immediately.

          20.    Extension of Periods.    The time period described in Sections 9 and 11 of this Agreement shall be automatically extended by any length of time during which the Executive is in breach of the covenant described therein. The provisions of this Agreement shall continue in full force and effect throughout the duration of the extended period.

          21.    Amendments.    No amendments or variation of the terms or conditions of this Agreement shall be valid unless agreed to in writing and signed by the parties.

          22.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the Bank has caused this Agreement to be executed and its seal to be affixed hereunto by its officers thereunto duly authorized, and the Executive has signed and sealed this Agreement, effective as of the date first above written.

FIRST COMMUNITY BANK, N.A.
By:	Name: Title:
NEWBERRY FEDERAL SAVINGS BANK
By:	Name: Title:
DUTCHFORK BANCSHARES, INC.
By:	Name: Title:
EXECUTIVE
Name: Steve P. Sligh

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FIRST COMMUNITY BANK, N.A. EMPLOYMENT, CONSULTING, AND NONCOMPETE AGREEMENT